Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

November 28, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Regalwood Global Energy Ltd.

Registration Statement on Form S-1, as amended (Registration No. 333-220771)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of Regalwood Global Energy Ltd. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Daylight Time on November 30, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as representatives of the several Underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated November 27, 2017:

(i)	Dates of distribution: November 27, 2017 through the date hereof
(ii)	Number of prospective underwriters to which the preliminary prospectus was distributed: 2
(iii)	Number of prospectuses distributed: approximately 611

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS, INC.
J.P. MORGAN SECURITIES LLC

Acting severally on behalf of themselves and the several underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Neil Shah
Name: Neil Shah
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Alejandra Fernandez
Name: Alejandra Fernandez
Title: Vice President